Filed by AIR Holdings Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: AIR Limited

Cantor Equity Partners III, Inc., Commission File No. 001-42716

Date: March 19, 2026

As previously disclosed, on November 7, 2025, Cantor Equity Partners III, Inc. (“CAEP”), a Cayman Islands exempted company, and AIR Limited, a private limited company incorporated under the laws of Jersey (“AIR”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“Pubco”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”).

The following is a transcript of an interview with Stuart Brazier, Chief Executive Officer of AIR, published on March 18, 2026 on Pulse 2.0.

Advanced Inhalation Rituals: Interview With CEO Stuart Brazier About The Global Social Inhalation Leader

Advanced Inhalation Rituals (AIR) is a leader in social inhalation and the world’s largest flavored hookah producer by volume, owning the iconic Al Fakher brand. Pulse 2.0 interviewed Advanced Inhalation Rituals CEO Stuart Brazier to learn more.

Stuart Brazier’s Background

You have a background in the tobacco industry, but also as an accountant – could you tell me more about how you arrived at AIR? Brazier said:

“Before I joined Advanced Inhalation Rituals (AIR) in 2019, I held a variety of senior roles at British American Tobacco for more than two decades. There I started out in Finance and held a variety of Finance and General Management positions.”

“I finished my stint at BAT as CFO for the company’s Europe and North Africa division, which had about £6 billion in net turnover and delivered profits of £2.3 billion. Following BAT, leveraging my experience in both the tobacco industry and finance, I set out to lead the social inhalation movement by joining AIR. I saw a tremendous opportunity for shisha products, or hookah, as I saw the category gaining momentum worldwide as consumers increasingly seek alternative, cleaner social consumption alternatives to traditional Western tobacco products.”

Biggest Opportunities

How would you define AIR, and where do you see the biggest opportunities? Brazier shared:

“Founded in 1999, AIR has established itself as a global innovative leader in social inhalation, with a multinational presence in more than 90 markets worldwide as of year-end 2025. We are focused on revolutionizing social inhalation by combining our heritage of superior flavors with breakthrough technology to meet evolving consumer demand across all regions. Hookah consumption has become a global lifestyle trend for both businesses and for consumers at their homes because at its core, it brings people together in the real, as opposed to the virtual, world. We see many opportunities in front of AIR and the hookah market more broadly, and we believe there are significant opportunities especially in the United States as hookah gains momentum as a social and lifestyle phenomenon.”

Core Products

What are the company's core products and features? Brazier explained:

“AIR’s platform includes Al Fakher, the category’s most iconic brand; Hookah.com, one of the leading B2B online hookah e-commerce sites in the United States and OOKA, our innovative charcoal-free shisha device in addition to other complementary offerings.”

“Our OOKA product line is an innovative pod-based, charcoal-free electronic hookah device that removes some of the major barriers to traditional hookah, developed through extensive internal research and testing. OOKA doesn’t require burning charcoal to heat the product.”

“Our premier brand, Al Fakher, is recognized as one of the largest and most renowned shisha brands globally, particularly in the Middle East and the United States. It is celebrated for its quality and consistency, with three of its proprietary flavours consistently rank in the top five shisha flavours globally as of December 31, 2025 based on our own internal estimates. This is AIR’s flagship brand, and we just launched a collaboration with cultural icon Snoop Dogg on a premium collection of exclusive Al Fakher flavors.”

Evolution Of The Company’s Technology

How has the company's technology evolved since launching? Brazier noted:

“Since I took the helm, AIR has been focused on fortifying our IP moat and continuing to innovate, to protect our position as a leader in this growing market. Since 2019, we have invested more than $115 million in new product innovations, including Vant and OOKA, and now have, as of December 31, 2025, 175 granted and pending patents worldwide across 26 patent families. We continue to expand our premier brand, Al Fakher, into adjacent, sizeable growth categories including nicotine pouches as we continue to enhance our offerings.”

Total Addressable Market

What total addressable market (TAM) size is the company pursuing? Brazier assessed:

“We are targeting an ever-growing TAM as social inhalation continues to gain momentum as a global lifestyle trend and also as demand for vape products and other cleaner alternatives continue to replace combustible tobacco products. The estimated consumer market in flavored hookah molasses was $15-19 billion in 2025 according to industry estimates, and we believe we are positioned to capitalize on broad demographic appeal globally along with significant growth in western markets. AIR is experiencing strong momentum in the United States market, where we estimate we have more than 60% of the market share according to an industry assessment."

Differentiation From The Competition

What differentiates the company from its competition? Brazier affirmed:

"Our scale in this growing industry gives us a considerable advantage as we have established an industry-leading portfolio of traditional hookah brands and patented, innovative technology and devices, supported by our own internal and published scientific research and complemented by our strong global footprint and digital capabilites. Al Fakher is the world’s largest hookah brand by sales volume as of December 31, 2025 based on our internal estimates and has become a household name.”

“In addition to our size, we have a robust go-to-market strategy supported by a sophisticated omni-channel model, including B2B partnerships, a coverage of retail and HORECA venues, and an advanced e-commerce engine targeting both D2C and B2B.”

Future Company Goals

What are some of the company’s future goals? Brazier concluded:

“In November 2025, we announced plans to become a public company through a business combination with Cantor Equity Partners III at a pre-evaluation enterprise value of AIR Global of $1.749 billion. Through this transaction, we expect to list on the Nasdaq under the ticker “AIIR” in the first half of 2026, subject to customary closing conditions and approvals. We want to continue to capitalize on social inhalation’s increasing presence as a popular lifestyle phenomenon, and we believe a Nasdaq listing will raise our profile and provide financing flexibility to support our innovation and global expansion goals.”

About AIR

Launched in 1999 and headquartered in Dubai, AIR is a global innovation leader in social inhalation, with a multinational presence in over 90 markets worldwide. Its portfolio of companies and assets includes Al Fakher, the world's leading hookah brand; Hookah.com, North America's number one B2B e-commerce platform for hookah and shisha by market share; and OOKA, highly innovative charcoal-free shisha device, among others. AIR's science program, conducted in partnership with independent accredited laboratories, enables the development of innovative products that combine centuries of tradition with cutting-edge technology to minimize harm and maximize enjoyment for millions around the world.

For more information, please visit https://air.global/.

Contact:

Investor and Media Relations

ICR AIRglobal@icrinc.com

Additional Information and Where to Find It

Pubco and CAEP intend to prepare, and Pubco intends to file with the Securities and Exchange Commission (the "SEC"), a Registration Statement on Form F-4 (as may be amended, the "Registration Statement"), which will include a preliminary proxy statement of CAEP and a prospectus (the "Proxy Statement/Prospectus") in connection with the business combination pursuant to the Business Combination Agreement (the "Business Combination") and any related transactions (together with the Business Combination, the "Transactions"). The definitive proxy statement and other relevant documents will be mailed to shareholders of CAEP as of a record date to be established for the CAEP shareholder meeting for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. CAEP and/or Pubco will also file other documents regarding the Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CAEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CAEP'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CAEP, PUBCO, AIR AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CAEP and Pubco, without charge, once available, on the SEC's website at www.sec.gov or by directing a request to: Cantor Equity Partners III, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to AIR Limited, via email at investor@air.global, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

CAEP, Pubco, AIR and their respective directors, executive officers, and certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CAEP's shareholders in connection with the Transactions. A list of the names of such persons, and information regarding their interests in the Transactions and their ownership of CAEP's securities are, or will be, contained in CAEP's filings with the SEC, including the final prospectus of CAEP dated as of June 25, 2025 and filed by CAEP with the SEC on June 26, 2025 (the "IPO Prospectus"). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CAEP's shareholders in connection with the Transactions, including the names and interests of CAEP's, Pubco's and AIR's directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco, AIR and CAEP, as applicable, with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CAEP or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Transactions involving Pubco, CAEP and AIR, including expectations, intentions, hopes, beliefs, prospects, financial results and plans regarding Pubco, AIR, CAEP and the Transactions, statements regarding the anticipated benefits and timing of the completion of the Transactions, the satisfaction of closing conditions to the Transactions, objectives of management for future operations of Pubco, competitive position, technological and market trends, future financial condition and performance and expected financial impacts of the Transactions, the level of redemptions of CAEP's public shareholders, and Pubco's and AIR's expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "potential," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CAEP's securities; the risk that the Transactions may not be completed by CAEP's business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of CAEP's shareholders; failure to realize the anticipated benefits of the Transactions; the level of redemptions of CAEP's public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CAEP Class A ordinary shares or the Pubco ordinary shares; the lack of a third-party fairness opinion in determining whether or not to pursue the Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Transactions; costs related to the Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco's anticipated operations and business; risks related to increased competition in the industries in which Pubco will operate; risks that after consummation of the Transactions, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco's business plan including due to operational challenges, significant competition and regulation; being considered to be a "shell company" by any stock exchange on which Pubco's ordinary shares will be listed or by the SEC, which may impact Pubco's ability to list Pubco's ordinary shares and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, CAEP or others following announcement of the Transactions, and those risk factors discussed in documents that Pubco and/or CAEP filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the IPO Prospectus, CAEP's Quarterly Reports on Form 10-Q, and the Registration Statement that will be filed by Pubco and AIR and the Proxy Statement/Prospectus contained therein, and other documents filed by CAEP and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CAEP, AIR and Pubco presently know, or that CAEP, AIR and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CAEP, AIR and Pubco assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CAEP, AIR and Pubco gives any assurance that any of CAEP, AIR or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CAEP, AIR or Pubco or any other person that the events or circumstances described in such statement are material.